November 19, 2004

BY EDGAR

Pamela Ann Long, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549-0404

VWR International, Inc.

Registration Statement on Form S-4, File No. 333-118658

Dear Ms. Long:

                This letter sets forth the responses of VWR International, Inc. (the “Company”) to the comments contained in your letter dated November 8, 2004 relating to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2004.  The comments of the Commission are set forth in bold/italicized text below, and our responses are set forth in plain text immediately beneath each comment.

                The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement along with this letter.  Enclosed are three copies of a clean version of Amendment No. 2, as well as three copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on October 20, 2004.  Also enclosed is a hand marked copy of the Letter of Transmittal.  Page references in the responses are to the blacklined version.

Form S-4

Acceptance of Old Notes and Delivery of New Notes, page 5 and 27

1.                                       We note the disclosure on page 5 in response to comment 9.  Please clarify the conditions to tender that you may waive.

                The Company has revised the Condition to the Exchange Offers section on page 4, the Acceptance of Old Notes and Delivery of New Notes section on page 5, and The Exchange Offers — Terms of the Exchange Offers — Conditions section on page 29 in response to the staff’s comment and a telephone discussion with the staff on November 15, 2004.

Pamela Ann Long, Esq.	Page 2	November 19, 2004

Terms of the Exchange Offers, page 23

2.                                       We note the revisions made in response to prior comment 19.  In this regard, please also acknowledge that selling shareholder disclosure pursuant to Item 507 of Regulation S-K must be included in an effective registration statement if reliance upon Exxon Capital is not available.

The Company supplementally acknowledges that if VWR is unable to register the exchange offers in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (available May 13, 1988), selling shareholder disclosure pursuant to Item 507 of Regulation S-K must be included in an effective registration statement covering the Old Notes.

Certain United States Federal Tax Considerations, page 153

3.                                       We note your response to prior comment 49.  Please make similar revisions on pages 154 and 156.

                The Company has revised the Certain United States Federal Tax Considerations section in response to the staff’s comment.

Letter of Transmittal

4.                                       Please revise paragraph 10 of the letter of transmittal in accord with prior comment 21.

                The Company has revised the Letter of Transmittal in response to the staff’s comment.

* * *

If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (212) 909-6347.

Respectfully submitted,

/s/ DAVID A. BRITTENHAM

David A. Brittenham

cc:	Stephen Kunst
General Counsel
VWR International, Inc.

Pamela Ann Long, Esq.	Page 3	November 19, 2004

Tamara Brightwell
Securities and Exchange Commission

Mark Austin
Securities and Exchange Commission